                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1998

                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN




                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Represented Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 28, 1999

                             UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                            Statement of Net Assets Available for Benefits With Fund Information
                                                     December 31, 1998
                                       (Thousands of Dollars, except unit amounts)

                                                                          Small                                    UTC      INVESCO
                                                                         Company     International               Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global       Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund        Fund

 Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  200,259  $          -  $           -  $    2,884  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -         1,461              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -            126           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -            475           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -       2,351          -           -
      Daily International Equity Index Fund            -           -             -              -       2,854          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -     57,990           -
   Shares of respective registered
     investment companies                              -           -             -              -           -          -       1,603

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                473,892           -             -              -           -          -           -
  Participant loans, at cost                           -           -             -              -           -          -           -
  Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -        289           -
               Total Investments                 473,892     200,259         1,461            601       8,089     58,279       1,603

  Plan receivables                                   456          34             1              -           1        662           1
               Total Assets                      474,348     200,293         1,462            601       8,090     58,941       1,604

Liabilities:
  Accrued expenses                                     -           -             -              -           -        148           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -        148           -

Net Assets Available for Benefits             $  474,348  $  200,293  $      1,462  $         601  $    8,090  $  58,793  $    1,604

Units of participation                         7,088,290   7,401,803       122,571         47,404   2,818,953  3,226,829      51,131

Unit value                                    $    66.92  $    27.06  $      11.93  $       12.68  $     2.87  $   18.22  $    31.36

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                     Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                     December 31, 1998
                                       (Thousands of Dollars, except unit amounts)
                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &    Fund for                  Fidelity Low-    PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund       Fund     Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common                                                                                          -
     Stock                                             -           -             -              -           -          -           -
   Shares of respective registered
     investment companies                         18,046       4,295         6,716          2,827       4,728      6,852         692

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
  Participant loans, at cost                           -           -             -              -           -          -           -
  Temporary investments, at cost plus
    accrued interest                                   -           -             -              -           -          -           -
               Total Investments                  18,046       4,295         6,716          2,827       4,728      6,852         692

  Plan receivables                                     6           2             2              1           2          3           -
               Total Assets                       18,052       4,297         6,718          2,828       4,730      6,855         692

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $   18,052  $    4,297  $      6,718  $       2,828  $    4,730  $   6,855  $      692

Units of participation                           393,808     209,398       118,302        123,782     185,188    115,906      30,038

Unit value                                    $    45.84  $    20.52  $      56.79  $       22.85  $    25.54  $   59.14  $    23.03

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                     Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                     December 31, 1998
                                       (Thousands of Dollars, except unit amounts)

                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     203,143
      Russell 2000 Equity Index Fund                   -           -             -          1,461
      Daily Japanese Equity Index Fund                 -           -             -            126
      Daily Non Japanese Equity Index Fund             -           -             -            475
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -          2,351
      Daily International Equity Index Fund            -           -             -          2,854
   United Technologies Corporation Common
     Stock                                             -           -             -         57,990
   Shares of respective registered
     investment companies                          1,493         695             -         47,947

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -        473,892
   Participant loans, at cost                          -           -        17,896         17,896
  Temporary investments, at cost plus
    accrued interest                                   -           -             -            289
               Total Investments                   1,493         695        17,896        808,424

  Plan receivables                                     1           -             -          1,172
               Total Assets                        1,494         695        17,896        809,596

Liabilities:
  Accrued expenses                                     -           -             -            148
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            148

Net Assets Available for Benefits             $    1,494  $      695  $     17,896  $     809,448

Units of participation                           177,980      67,494    17,896,480

Unit value                                    $     8.39  $    10.30  $       1.00

The accompanying notes are an integral part of these financial statements.

                  UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                 Statement of Net Assets Available for Benefits With Fund Information
                                          December 31, 1997
                            (Thousands of Dollars, except unit amounts)

                                                                          Small                                    UTC      INVESCO
                                                                         Company     International               Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global       Stock     Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  163,490  $          -  $           -  $    2,830  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -         1,836              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -            104           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -            313           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -       2,316          -           -
      Daily International Equity Index Fund            -           -             -              -       2,716          -           -
   United Technologies Corporation Common
     Stock                                             -           -             -              -           -     41,537           -
   Shares of respective registered
     investment companies                              -           -             -              -           -          -       1,074

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                413,162           -             -              -           -          -           -
  Participant loans, at cost                           -           -             -              -           -          -           -
  Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -        624          -
               Total Investments                 413,162     163,490         1,836            417       7,862     42,161       1,074

  Plan receivables                                   616         195             4              2          17        172           3
               Total Assets                      413,778     163,685         1,840            419       7,879     42,333       1,077

Liabilities:
  Accrued expenses                                     -           -             -              -           -        269           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -        269           -

Net Assets Available for Benefits             $  413,778  $  163,685  $      1,840  $         419  $    7,879  $  42,064  $    1,077

Units of participation                         6,706,298   7,787,073       152,037         39,785   3,310,348  3,482,194      37,006

Unit value                                    $    61.70  $    21.02  $      12.10  $       10.53  $     2.38  $   12.08  $    29.09

The accompanying notes are an integral part of these financial statements.

                  UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
          Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                          December 31, 1997
                            (Thousands of Dollars, except unit amounts)

                                                                                                                 Putnam
                                               Fidelity     Putnam                                                New        SoGen
                                               Growth &    Fund for                  Fidelity Low-    PBHG     Opportun-   Interna-
                                                Income      Growth      Fidelity     Priced Stock    Growth      ities      tional
                                               Portfolio  and Income   Contrafund        Fund         Fund       Fund     Fund, Inc.


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
   United Technologies Corporation Common                                        -              -           -          -           -
     Stock                                             -           -
   Shares of respective registered
     investment companies                          9,817       3,804         4,213          3,104       5,227      4,153         724

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -           -          -           -
  Participant loans, at cost                           -           -             -              -           -          -           -
  Temporary investments, at cost plus
    accrued interest                                   -           -             -              -           -          -           -
               Total Investments                   9,817       3,804         4,213          3,104       5,227      4,153         724

  Plan receivables                                    24           9            11              7          15         13           2
               Total Assets                        9,841       3,813         4,224          3,111       5,242      4,166         726

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $    9,841  $    3,813  $      4,224  $       3,111  $    5,242  $   4,166  $      726

Units of participation                           258,277     194,964        90,579        123,791     206,464     84,824      28,567

Unit value                                    $    38.10  $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                     Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                                     December 31, 1997
                                       (Thousands of Dollars, except unit amounts)
                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund       Total

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $     166,320
      Russell 2000 Equity Index Fund                   -           -             -          1,836
      Daily Japanese Equity Index Fund                 -           -             -            104
      Daily Non Japanese Equity Index Fund             -           -             -            313
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -          2,316
      Daily International Equity Index Fund            -           -             -          2,716
   United Technologies Corporation Common
     Stock                                             -           -             -         41,537
   Shares of respective registered
     investment companies                          1,577         721             -         34,414

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -        413,162
    Participant loans, at cost                         -           -        15,663         15,663
  Temporary investments, at cost plus
    accrued interest                                   -           -             -            624
               Total Investments                   1,577         721        15,663        679,005

  Plan receivables                                     5           2             -          1,097
               Total Assets                        1,582         723        15,663        680,102

Liabilities:
  Accrued expenses                                     -           -             -            269
  Loans payable, net                                   -           -             -              -
               Total Liabilities                       -           -             -            269

Net Assets Available for Benefits             $    1,582  $      723  $     15,663  $     679,833

Units of participation                           158,995      55,923    15,663,368

Unit value                                    $     9.95  $    12.94  $       1.00

The accompanying notes are an integral part of these financial statements.

                              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                       Statement of Changes in Net Assets Available for Benefits With Fund Information
                                                Period Ended December 31, 1998
                                                    (Thousands of Dollars)

                                                                         Small                                    UTC      INVESCO
                                                                        Company     International               Common      Total
                                                Income      Equity    Stock Index   Equity Index     Global      Stock      Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund        Fund

Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $       -   $   44,803  $        (13) $          82  $    1,454  $  20,589  $       98
  Interest                                       35,735            -             -              -           -          -           -
  Dividends                                           -            -             -              -           -          -          78
               Total Investment Income           35,735       44,803           (13)            82       1,454     20,589         176

Contributions:
  Participants'                                  24,471        8,940           187             78         641      3,721         156
  Employer's                                      7,387        2,200            39             17         185        901          37
               Total Contributions               31,858       11,140           226             95         826      4,622         193

Repayments on loans                               4,890        1,854            22              9         168        804          18


Deductions from net assets attributed to:

  Distributions to participants                  23,128        7,718            69             10         327      1,916          62
  Loans to participants                           5,625        2,174            26              4         161      1,110          17
  Administrative expenses                            64            9             1              -           2          2           -
               Total Deductions                  28,817        9,901            96             14         490      3,028          79

  Net increase / (decrease) prior to
    transfers                                    43,666       47,896           139            172       1,958     22,987         308

Inter-fund transfers                             17,001      (11,132)         (517)            10      (1,745)    (6,227)        219
Net assets transferred out of Plan                  (97)        (156)            -              -          (2)       (31)          -

Net increase / (decrease)                        60,570       36,608          (378)           182         211     16,729         527

Net Assets Available for Benefits
  December 31, 1997                             413,778      163,685         1,840            419       7,879     42,064       1,077

Net Assets Available for Benefits
  December 31, 1998                           $ 474,348   $  200,293  $      1,462  $         601  $    8,090  $  58,793  $    1,604

The accompanying notes are an integral part of these financial statements.

                              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                 Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                                Period Ended December 31, 1998
                                                    (Thousands of Dollars)
                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $    2,595  $      166  $        918  $        (285) $       14  $     904  $     (68)
  Interest                                             -           -             -              -           -          -          -
  Dividends                                          933         390           493            253           -        214         66
               Total Investment Income             3,528         556         1,411            (32)         14      1,118         (2)

Contributions:
  Participants'                                    1,434         442           561            321         613        636        100
  Employer's                                         338         107           135             76         140        144         26
               Total Contributions                 1,772         549           696            397         753        780        126

Repayments on loans                                  246          56           115             40          88         97         14


Deductions from net assets attributed to:

  Distributions to participants                      408          91           143            152         177        237         19
  Loans to participants                              234          45           103             48          78         77         10
  Administrative expenses                              -           -             -              1           1          1          -
               Total Deductions                      642         136           246            201         256        315         29

  Net increase / (decrease) prior to
    transfers                                      4,904       1,025         1,976            204         599      1,680        109

Inter-fund transfers                               3,309        (540)          520           (486)     (1,110)     1,010       (143)
Net assets transferred out of Plan                    (2)         (1)           (2)            (1)         (1)        (1)         -

Net increase / (decrease)                          8,211         484         2,494           (283)       (512)     2,689        (34)

Net Assets Available for Benefits
  December 31, 1997                                9,841       3,813         4,224          3,111       5,242      4,166        726

Net Assets Available for Benefits
  December 31, 1998                           $   18,052  $    4,297  $      6,718  $       2,828  $    4,730  $   6,855  $     692

The accompanying notes are an integral part of these financial statements.

                              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                 Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                                Period Ended December 31, 1998
                                                    (Thousands of Dollars)

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund A     Trust A     Loan Fund        Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $     (261) $     (134) $         -   $     70,862
  Interest                                             -           -        1,414         37,149
  Dividends                                          167          15            -          2,609
               Total Investment Income               (94)       (119)       1,414        110,620

Contributions:
  Participants'                                      196          99            -         42,596
  Employer's                                          47          23            -         11,802
               Total Contributions                   243         122            -         54,398

Repayments on loans                                   26          17       (8,464)             -


Deductions from net assets attributed to:

  Distributions to participants                       84          20          467         35,028
  Loans to participants                               23          15       (9,750)             -
  Administrative expenses                              -           -            -             81
               Total Deductions                      107          35       (9,283)        35,109

  Net increase / (decrease) prior to
    transfers                                         68         (15)       2,233        129,909

Inter-fund transfers                                (156)        (13)           -              -
Net assets transferred out of Plan                     -           -            -           (294)

Net increase / (decrease)                            (88)        (28)       2,233        129,615

Net Assets Available for Benefits
  December 31, 1997                                1,582         723       15,663        679,833

Net Assets Available for Benefits
  December 31, 1998                           $    1,494  $      695  $    17,896   $    809,448

The accompanying notes are an integral part of these financial statements.

                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation (UTC) Represented Employee Savings Plan (the Plan) is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union represented employees of UTC, covered by collective bargaining agreements that provide for Plan participation, are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make tax deferred contributions of between $2 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will match 50 percent of the participant's contributions, up to specified limits. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA) or tax-deferred contributions for cost of living adjustments (COLA), where permitted. The employer will match 75 percent of the participant's IMA contribution. All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1998, approximately $11,500 of forfeitures were used to fund UTC's contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. Fidelity Institutional Retirement Services Company performs participant account recordkeeping responsibilities.

Investment Options. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.   See
  Note 3. In December of 1997, UTC approved a reverse unit split of the units of participation and the unit value of the Income Fund effective as of January 1, 1998. As a result, the units of participation and the unit value was decreased and increased, respectively, by a factor of ten. All units of participation and unit value amounts presented herein have been restated to reflect the reverse unit split.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC Common Stock Fund consists principally of 533,240 and 570,464 shares of UTC Common Stock at December 31, 1998 and 1997, respectively. See Note 6.

 . The INVESCO Total Return Fund, a registered investment company, principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio, a registered investment company, principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income, a registered investment company, principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund, a registered investment company, principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The  Fidelity  Low-Priced   Stock  Fund,  a  registered  investment   company,
  principally  invests  in  equity  securities  of  companies  believed  to   be
  undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund, a registered investment company, principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The  Putnam   New  Opportunities  Fund,   a  registered  investment   company,
  principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc., a registered investment company, invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund A (formerly the Templeton Foreign Fund I), a registered investment company, principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton  Developing Markets Trust A  (formerly the Templeton  Developing
  Markets Trust I), a registered investment company, principally invests in equity securities of companies in developing countries.


Participant Loans. Certain participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances excluding IMA and COLA. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to terminating participants. Participants terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the period ended December 31, 1998 were approximately $70,800.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of  the Plan are prepared  under
the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1998, the Plan's interest in the Master Trust comprised 40,075,357 units of the 522,172,913 total units of participation, or 7.68%. At December 31, 1997, the Plan's interest in the Master Trust comprised 38,380,493 units of the total 534,787,672 units of participation, or 7.18%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeping fees, were paid directly by the employer in 1998. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1998 and 1997 were 8.5% and 8.1%, respectively.

The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousand of Dollars)                               December 31,       December 31,
                                                        1998               1997
CIGNA                                             $   1,590,214     $    1,456,404
Aetna                                                   471,765            437,582
Travelers                                               398,146            367,509
Prudential                                              252,192            231,133
Metropolitan Life                                     1,019,272            780,096
                                                  $   3,731,589     $    3,272,724

Amount of the contracts allocable to the Plan     $     473,892     $      413,162

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated February 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - SUBSEQUENT EVENTS

On April 30, 1999, the Board of Directors of UTC declared a 2 for 1 stock split in the form of a stock dividend payable May 17, 1999 to shareowners of record at the close of business on May 7, 1999. The share amounts reflected herein do not reflect the stock split.

On May 4, 1999, UTC completed the sale of its UT Automotive Corporation (UTA) subsidiary to Lear Corporation. Plan participants include employees of UTA. UTA employees have the option to transfer their account balances or leave their investments in the Plan. These employees were permitted to continue making contributions to the Plan through May 31, 1999.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated: June 28, 1999      By:   /s/ Daniel P. O'Connell
                          Daniel P. O'Connell
                          Corporate Director, Employee Benefits and Human
                          Resources Systems
                          United Technologies Corporation